Exhibit 99.1

iTonic Holdings Ltd

UNAUDITED INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	December 31,	June 30,
	2025	2026
		(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$1,490,129	$779,367
Short-term investments	1,435,901	1,435,901
Accounts receivable, net	288,456	471,993
Advances to a related party	16,203	-
Inventories, net	52,479	45,441
Prepayments and other current assets	805,270	21,150,371
Total Current Assets	$4,088,438	$23,883,073
Non-current assets:
Property and equipment, net	37,818	34,116
Right-of-use asset	-	102,038
Intangible assets, net	2,414,357	1,555,262
Goodwill	1,955,683	977,842
Other non-current assets	600,000	23,529
Total Non-current Assets	$5,007,858	$2,692,787
Total Assets	$9,096,296	$26,575,860
LIABILITIES AND EQUITY
Current Liabilities:
Short-term bank loans	142,998	147,382
Accounts payable	66,882	16,256
Contract liabilities	137,936	764,486
Operating lease liabilities, current	-	54,627
Due to a related party	-	290,077
Accrued expenses and other current liabilities	115,001	100,335
Total Current Liabilities	$462,817	$1,373,163
Operating lease liabilities, non-current	-	42,448
Deferred income tax liabilities	507,015	507,015
Total Non-current Liabilities	$507,015	$549,463
Total Liabilities	$969,832	$1,922,626
Commitments and Contingencies (Note 15)
SHAREHOLDERS’ EQUITY
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 9,382,000 and 109,382,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	938	10,938
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	767	767
Additional paid-in capital	11,700,497	34,991,640
Statutory reserves	89,685	89,685
Accumulated deficit	(5,620,752)	(11,476,168)
Accumulated other comprehensive loss	(48,168)	(42,344)
Total iTonic Holdings Ltd shareholders’ equity	$6,122,967	$23,574,518
Non-controlling Interest	2,003,497	1,078,716
Total Equity	8,126,464	24,653,234
Total Liabilities and Shareholders’ Equity	$9,096,296	$26,575,860

iTonic Holdings Ltd

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the	For the
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)

Revenues	$67,507	$100,906
Cost of revenues	(14,159)	(36,196)
Gross profit	53,348	64,710
Operating expenses
Selling and marketing	(87,983)	(69,713)
General and administrative	(2,010,363)	(4,508,510)
Research and development	(35,557)	(568,221)
Total operating expenses	$(2,133,903)	$(5,146,444)
Loss from operations	$(2,080,555)	$(5,081,734)
Other income (expenses), net
Government subsidy	19,468	-
Goodwill impairment loss	-	(977,841)
Impairment loss on intangible assets	-	(718,258)
Other income (expenses), net	23,591	(4,858)
Total other income (expenses), net	$43,059	$(1,700,957)
Loss before income taxes	$(2,037,496)	$(6,782,691)
Income tax expense	-	-
Net loss	$(2,037,496)	$(6,782,691)
Loss attributable to non-controlling interests	-	(927,275)
Net loss attributable to owners of the parent	(2,037,496)	(5,855,416)

Other Comprehensive (Loss)/Income
Net loss	(2,037,496)	(6,782,691)
Foreign currency translation adjustments, net of nil tax	(1,346)	5,824
Total comprehensive loss	$(2,038,842)	$(6,776,867)

*Weighted average number of ordinary shares used in per share calculation:	15,008,011	71,746,133
Net loss per ordinary share – Basic and diluted	(0.136)	(0.095)

iTonic Holdings Ltd

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(All amounts are in USD, except for share and per share data, unless otherwise noted)

									Total
								Accumulated	iTonic
	Class A		Class B		Additional			other	Holdings	Non-	Total
	Ordinary shares		Ordinary shares		paid-in	Statutory	Accumulated	comprehensive	shareholders’	controlling	shareholders’
	*Shares	Amount	*Shares	Amount	capital	reserves	deficit	loss	equity	Interest	equity
Balance at January 1, 2025	6,582,000	$658	7,668,000	$767	$6,664,624	$89,685	$(522,851)	$(48,180)	$6,184,703	-	6,184,703
Share-based payment	2,800,000	280	-	-	585,953	-	-	-	586,233	-	586,233
Net loss	-	-	-	-	-	-	(2,037,496)	-	(2,037,496)	-	(2,037,496)
Appropriation to statutory reserve	-	-	-	-	-	-	-	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	-	(1,346)	(1,346)	-	(1,346)
Balance at June 30, 2025	9,382,000	$938	7,668,000	$767	7,250,577	$89,685	$(2,560,347)	$(49,526)	$4,732,094	-	4,732,094
Balance at January 1, 2026	9,382,000	$938	7,668,000	$767	$11,700,497	$89,685	$(5,620,752)	$(48,168)	$6,122,967	2,003,497	8,126,464
Share-based payment	-	-			3,301,143				3,301,143		3,301,143
Net loss	-	-					(5,855,416)		(5,855,416)	(927,275)	(6,782,691)
Issuance of ordinary shares in private placement	100,000,000	10,000			19,990,000	-	-	-	20,000,000		20,000,000
Foreign currency translation adjustment	-	-						5,824	5,824	2,494	8,318
Balance at June 30, 2026	109,382,000	$10,938	7,668,000	$767	34,991,640	$89,685	$(11,476,168)	$(42,344)	$23,574,518	1,078,716	24,653,234

iTonic Holdings Ltd

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	For the	For the
	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net loss	$(2,037,496)	$(6,782,691)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	6,498	7,212
Financial expenses	5,358	4,858
Share-based payment	586,233	3,301,143
Amortization of intangible assets		140,837
Amortization of right-of-use assets	-	5,656
Provision for current expected credit losses	65,329	440,985
Impairment of intangible assets	-	718,258
Impairment of Goodwill	-	977,841
Deferred income tax	-	-
Changes in operating assets and liabilities:
Accounts receivable	108,845	(613,712)
Inventories	(6,871)	8,549
Prepayments and other current assets	(909,336)	(333,726)
Other non-current assets	(600,000)	576,736
Due to a related party	2,953	282,129
Accounts payable	-	(51,029)
Accrued expenses and other current liabilities	(52,434)	(17,986)
Contract liabilities	-	615,312
Operating lease liabilities, current and non-current	-	(9,469)
Net cash used in operating activities	$(2,830,921)	$(729,098)
Cash flows from investing activities:
Purchase of short-term investments	(1,400,000)	-
Advance for business combinations	-	(20,000,000)
Purchase of property and equipment	(2,738)	(2,405)
Net cash used in investing activities	$(1,402,738)	$(20,002,405)
Cash flows from financing activities:
Proceeds from issuance of equity securities	-	20,000,000
Advance to a related party	689	22,829
Proceeds from bank loans	137,882	-
Repayment to bank loans	(249,566)	-
Cash paid for interest expenses	(5,358)	(4,858)
Net cash (used in) provided by financing activities	$(116,353)	$20,017,971
Effects of exchange rate changes on cash and cash equivalents	(657)	2,770
Net decrease in cash and cash equivalents	$(4,350,669)	$(710,762)
Cash, cash equivalents and restricted cash at beginning of the period	6,159,823	1,490,129
Cash, cash equivalents and restricted cash at end of the period	$1,809,154	$779,367
Cash and cash equivalents at end of the period	1,809,154	779,367
Restricted cash at end of the period	-	-
Total cash, cash equivalents and restricted cash at end of the period	$1,809,154	$779,367
Supplemental cash flow information:
Cash paid for interest expense	$5,358	$4,858
Cash paid for income taxes	$-	$-

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

1. ORGANIZATIONAL AND BASIS OF PRESENTATION

iTonic Holdings Ltd (the “Company” or “iTonic”, formerly known as “Pheton Holdings Ltd”) was established under the laws of the Cayman Islands on November 2, 2022. The Company has no substantive operations other than holding all of the shares of Pheton BVI Ltd (“Pheton BVI”), which entity was established under the laws of the British Virgin Islands on November 22, 2022.

Pheton BVI is a holding Company holding all of the equity of Pheton (HK) Limited (“Pheton HK”), which was established under the laws of Hong Kong on December 14, 2022.

Pheton HK is a holding company holding all of the equity of Beijing Jinruixi Medical Technology Co., Ltd (“Jinruixi”), which was established under the laws of the People’s Republic of China on March 15, 2023.

Jinruixi acquired the entire equity interests in Beijing Feitian Zhaoye Technology Co., Ltd. (“Beijing Feitian”), which was established under the laws of the People’s Republic of China in 1998, is a healthcare solution provider dedicated to the development and commercialization of treatment software used for brachytherapy.

On March 27, 2023, iTonic completed a reorganization of entities under the common control of its then-existing shareholders, who collectively owned all of the equity interests of Pheton prior to the reorganization. iTonic, Pheton BVI, Pheton HK and Jinruixi were established as the holding companies of Beijing Feitian. All of these entities are under common control which results in the consolidation of Beijing Feitian which has been accounted as a reorganization of entities under common control at carrying value. The consolidated financial statements are prepared on the basis as if the reorganization became effective as of the beginning of the first period presented in the accompanying consolidated financial statements of iTonic. The shares and per-share information are presented on a retroactive basis to reflect the re-denomination and nominal issuance of shares effected on March 23, 2023.

On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares, at a public offering price of $4.00 per share. The gross proceeds to the Company from the offering, before deducting commissions, expense allowance, and expenses, were approximately $9 million. The Company received approximately $7.80 million of offering proceeds after the deduction of $1.2 million for underwriter discounts and other expenses.

On May 28, 2025, Beijing Feitian participated in the establishment of Mili (Jiangsu) Medical Technology Co., Ltd (“Jiangsu Mili”), a company incorporated under the laws of the People’s Republic of China specializing in healthcare solutions, and holds 60% of Jiangsu Mili’s equity.

On November 25, 2025, the Company acquired a 51% equity interest in iTonic Corporation, which was established under the laws of the U.S. state of Delaware on February 11, 2025.

Subsidiaries	Date of incorporation	Place of incorporation	Ownership	Principal activities
Pheton (BVI) Ltd	November 22, 2022	British Virgin Islands	100% owned by iTonic	Investment holding
Pheton (HK) Limited	December 14, 2022	Hong Kong	100% owned by Pheton BVI	Investment holding
Beijing Jinruixi Medical Technology Co., Ltd.	March 15, 2023	Mainland China	100% owned by Pheton HK	Investment holding
Beijing Feitian Zhaoye Technology Co., Ltd.	December 17, 1998	Mainland China	100% owned by Jinruixi	Healthcare solution
Mili (Jiangsu) Medical Technology Co., Ltd.	May 28, 2025	Mainland China	60% owned by Beijing Feitian	Healthcare solution
iTonic Corporation	February 11, 2025	U.S. Delaware	51% owned by iTonic	Healthcare solution

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) for interim financial information pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted as permitted by rules and regulations of the SEC. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. These unaudited interim condensed consolidated financial statements should be read in conjunction with the financial statements and related notes included in the Company’s Annual Report on Form 20-F for the year ended December 31, 2025, filed with the SEC on March 30, 2026, as amended on April 2, 2026. The consolidated balance sheet as of December 31, 2025 was derived from the audited consolidated financial statements of the Company.

In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary to make the unaudited interim condensed consolidated financial statements not misleading have been included. Operating results for the interim period ended June 30, 2026 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2026.

Going Concern

For the six months ended June 30, 2026, the Company incurred a net loss of $6,782,691 and negative cash flows from operating activities. These factors raise substantial doubt regarding the Company’s ability to continue as a going concern. During the next twelve months, the Company intends to fund its operations with revenue from revenue-producing activities by intensifying sales strategies and key account management, and exploring additional equity and debt financing. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

Principles of consolidation

The unaudited interim condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany accounts and transactions have been eliminated on consolidation. A subsidiary is an entity in which (i) the Company directly or indirectly controls more than 50% of the voting power; or (ii) the Company has the power to appoint or remove a majority of the members of the board of directors or to cast a majority of votes at the meeting of the board of directors or to govern the financial and operating policies of the investee pursuant to a statute or under an agreement among the shareholders or equity holders.

Use of Estimates

In preparing the unaudited interim condensed consolidated financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the dates of the unaudited interim condensed consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates and assumptions include, but are not limited to, the assessment of the allowance for doubtful accounts, the realizability of deferred income tax assets and cost of assurance-type warranty. The current economic environment has increased the degree of uncertainty inherent in those estimates and assumptions.

The Company is required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from those estimates.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Cash and Cash Equivalents

Cash and cash Equivalents represent cash on hand, time deposits and highly liquid investments placed with banks or other financial institutions, which are unrestricted as to withdrawal and use, and which have original maturities of three months or less.

Restricted Cash

Restricted cash represents cash that cannot be withdrawn without the permission of third parties. The Company’s restricted cash is substantially cash balance in designated bank accounts as security for payment processing. Restriction on the use of such cash and the interest earned thereon is imposed by the banks and remains effective throughout the term of the security period. Upon maturities of the security period, the bank’s deposits are available for general use by the Company.

Short-term Investment

Short-term investments include wealth management products, which are certain deposits with principal not guaranteed with certain financial institutions and the Company can redeem the deposits at any time. The Company records wealth management products with maturities less than one year at fair value in accordance with ASC 825 Financial Instruments.

As of December 31, 2025 and June 30, 2026, the Company had short-term investments balances of $1,435,901 and $1,435,901.

Fair Value of Financial Instruments

Fair Value of Financial Instruments – the Company adopted ASC 820-10-50, “Fair Value Measurements”. This guidance defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosure requirements for fair value measures. The three levels are defined as follows:

●	Level one – Quoted market prices in active markets for identical assets or liabilities;

●	Level two – Inputs other than level one inputs that are either directly or indirectly observable; and

●	Level three – Unobservable inputs developed using estimates and assumptions, which are developed by the reporting entity and reflect those assumptions that a market participant would use.

The Company’s financial instruments consist principally of cash and cash equivalents, restricted cash, short-term investments, non-current financial investments, accounts receivable, accounts payable, short-term debts, notes payable and other liabilities.

Fair value measurements

The Company applies ASC 820, Fair Value Measurements and Disclosures, (“ASC 820”). ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 requires disclosures to be provided on fair value measurement.

ASC 820 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

●	Level 1 — Observable inputs such as quoted prices for identical instruments in active markets;

●	Level 2 — Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly;

●	Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

ASC 820 describes three main approaches to measuring the fair value of assets and liabilities: (1) market approach; (2) income approach and (3) cost approach. The market approach uses prices and other relevant information generated from market transactions involving identical or comparable assets or liabilities. The income approach uses valuation techniques to convert future amounts to a single present value amount. The measurement is based on the value indicated by current market expectations about those future amounts. The cost approach is based on the amount that would currently be required to replace an asset.

Unless otherwise disclosed, the fair value of the Company’s financial instruments, including cash, accounts receivable, advances to a related party, prepaid expenses and other current assets, accounts payable, taxes payable, and accrued expenses and other current liabilities approximate their recorded values due to their short-term maturities. The fair value of longer-term leases approximates their recorded values as their stated interest rates approximate the rates currently available.

The following table summarizes the equity measured at fair value on a recurring basis as of December 31, 2025 and June 30, 2026, by level within the fair value hierarchy:

	Level 3
Equity	December 31, 2025	June 30, 2026
Contingent consideration - common stock	$1,943,100	1,023,400
Contingent consideration - warrant	53,388	8,618
Total equity measured by fair value	1,996,488	1,032,018

Acquisition

These consolidated financial statements include the operations of acquired businesses from the date of the acquisitions. On November 25, 2025, the Company completed the acquisition of a 51% equity interest of an operating subsidiary of iTonic Corporation, a Delaware corporation. The decision of whether to consolidate an entity for financial reporting purposes requires consideration of majority voting interests, as well as effective economic or other control over the entity.

We account for business combinations using the acquisition method. Under this method, the identifiable assets acquired, liabilities assumed, and any non-controlling interest are recorded at their estimated fair values. We engage third-party valuation specialists to assist in determining fair values. Our income approach valuation process depends on the assets being valued. Goodwill is measured as the excess of consideration transferred over the fair value of the assets acquired and the liabilities assumed. The allocation of the purchase price relies on estimates and significant assumptions to determine the fair values of identifiable assets acquired and liabilities assumed, particularly for intangible assets. These estimates are based on all available information as of the acquisition date and may involve assumptions about the timing and amounts of future revenues and expenses associated with an asset.

Management applied judgment in determining the fair value of the acquired assets in the iTonic Corporation acquisitions. The judgments made in determining the estimated fair value of the assets acquired, as well as the estimated useful lives of those assets, can materially affect net income in periods subsequent to the acquisition through depreciation and amortization. In particular, judgment was applied with respect to determining the fair value of acquired customer relationships, intangible assets, which involved the use of estimates and significant assumptions with respect to the timing and amounts of cash flow projections, the revenue growth rates, the customer attrition rates, the EBITDA margins, and the discount rate. Unanticipated events and circumstances may occur, which may affect the accuracy or validity of such assumptions or estimates.

Business Combinations

The Company accounts for business combinations using the acquisition method of accounting in accordance with US GAAP. The cost of the business combination is measured as the aggregate of the fair values of assets given, liabilities incurred or assumed, and equity instruments issued. Costs directly attributable to the business combination are expensed as incurred, except the costs to issue debt which are amortized as part of the effective interest, and costs to issue equity which are included in shareholders’ equity.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Any contingent consideration is included in the cost of the business combination at fair value as at the date of acquisition. Subsequent changes to the assets, liability or equity which arise as a result of the contingent consideration are not affected against goodwill, unless they are valid measurement period adjustments.

Otherwise, all subsequent changes to the fair value of contingent consideration that is deemed to be an asset or liability is recognized in profit or loss, in accordance with US GAAP. Contingent consideration that is classified as equity is not remeasured, and its subsequent settlement is accounted for within shareholders’ equity.

The acquiree’s identifiable assets, liabilities and contingent liabilities which meet the recognition conditions of ASC 350 — Intangibles—Goodwill and Other (“ASC 350”) are recognized at their fair values at acquisition date, except for non-current assets (or disposal groups) that are classified as held for sale in accordance with IFRS 5 — Non-current Assets Held for Sale and Discontinued Operations, which are recognized at fair value less costs to sell.

Contingent liabilities are only included in the identifiable liabilities of the acquiree where there is a present obligation at acquisition date.

On acquisition, the acquiree’s assets and liabilities are reassessed in terms of classification and are reclassified where the classification is inappropriate for Company’s reporting purposes. This excludes lease agreements and insurance contracts whose classification remains as per their inception date.

Non-controlling interests in the acquiree are measured on an acquisition-by-acquisition basis either at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets. This treatment applies to non-controlling interests which are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation. All other components of non-controlling interests are measured at their acquisition date fair values unless another measurement basis is required by US GAAP.

In cases where the Company held a non-controlling shareholding in the acquiree prior to obtaining control, that interest is measured to fair value as of the acquisition date. The measurement to fair value is included in profit or loss for the year. Where the existing shareholding was classified as an available-for-sale financial asset, the cumulative fair value adjustments recognized previously to other comprehensive income and accumulated in shareholders’ equity are recognized in profit or loss as a reclassification adjustment.

Goodwill is determined as the consideration paid, plus the fair value of any shares held prior to obtaining control, plus non-controlling interest and less the fair value of the identifiable assets and liabilities of the acquiree. If, in the case of a bargain purchase, the result of this formula is negative, then the difference is recognized directly in profit or loss.

Goodwill is not amortized but is tested on an annual basis for impairment. If goodwill is assessed to be impaired, that impairment is not subsequently reversed.

Goodwill and Other Intangibles

The Company accounts for business acquisitions in accordance with GAAP. Goodwill in such acquisitions is determined as the excess of fair value over amounts attributable to specific tangible and intangible assets. GAAP specifies criteria to be used in determining whether intangible assets acquired in a business combination must be recognized and reported separately from goodwill. Amounts assigned to goodwill and other identifiable intangible assets are based on independent appraisals or internal estimates.

In accordance with GAAP, the Company does not amortize goodwill. Management evaluates the remaining useful life of an intangible asset that is not being amortized each reporting period to determine whether events and circumstances continue to support an indefinite useful life. Amortizable intangible assets, including customer relationships are amortized on a straight-line basis over 5 years.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company tests goodwill for impairment annually as of December 31, or if an event occurs or circumstances change that indicate that the fair value of the entity, or the reporting unit, may be below its carrying amount (a “triggering event”). Whenever events or circumstances change, entities have the option to first make a qualitative evaluation about the likelihood of goodwill impairment. If impairment is deemed more likely than not, management would perform the two-step goodwill impairment test. Otherwise, the two-step impairment test is not required. In assessing the qualitative factors, the Company assessed relevant events and circumstances that may impact the fair value and the carrying amount of the reporting unit. The identification of the relevant events and circumstances and how these may impact a reporting unit’s fair value or carrying amount involve significant judgements and assumptions. The judgement and assumptions include the identification of macroeconomic conditions, industry and market considerations, overall financial performance, Company specific events and share price trends, an assessment of whether each relevant factor will impact the impairment test positively or negatively, and the magnitude of such impact.

If a quantitative assessment is performed, a reporting unit’s fair value is compared to its carrying value. A reporting unit’s fair value is determined based upon consideration of various valuation methodologies, including the income approach, which utilizes projected future cash flows discounted at rates commensurate with the risks involved and multiples of current and future earnings. If the fair value of a reporting unit is less than its carrying amount, an impairment charge is recognized for the amount by which the carrying amount exceeds the reporting unit’s fair value; however, the loss recognized cannot exceed the total amount of goodwill allocated to that reporting unit.

We test goodwill for impairment annually in the fiscal fourth quarter or whenever events or circumstances indicate the carrying value may not be recoverable.

The useful life of intangible assets has been assessed as follows:

Category	Useful Life
Property rights	5 years
Software	5 years
License	5 years
Customer relationships	5 years
IP	5 years

Acquisition-related costs

Acquisition-related costs, such as legal, accounting, valuation, and other professional fees, are expensed as incurred and are not included in consideration transferred.

Revenue recognition

The Company adopted ASC Topic 606, Revenue from Contracts with Customers, effective as of January 1, 2020. Accordingly, the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2025 and 2026 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Revenue is the transaction price the Company expects to be entitled to in exchange for the promised services in a contract in the ordinary course of the Company’s activities and is recorded net of value-added tax (“VAT”). To achieve that core principle, the Company applies the following steps:

Step 1: Identify the contract (s) with a customer;

Step 2: Identify the performance obligations in the contract;

Step 3: Determine the transaction price;

Step 4: Allocate the transaction price to the performance obligations in the contract;

Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

The Company is primarily engaged in the industry of medical instrumental software, with required medical instruments with which such software operates. Our main business during the reporting periods are sales of Particle Implantation Radiotherapy Treatment Planning System (FTTPS), sales of Medical Auxiliary Supplies, and others. No practical expedients were used when adoption ASC 606. Revenue recognition policies for each type of revenue stream are as follows:

Sales of FTTPS:

The Company sells FTTPS with computers, monitors or other medical equipment required by customers’ specific needs. The FTTPS sales contracts are primarily on a fixed price basis, which requires the Company to provide core software, a set of hardware as peripherals to operate the software, and related services, including transportation, packaging, installation and training based on customers’ specific needs. The execution timeline of these sales contracts is typically within three months.

The hardware, software and services are considered as a single performance obligation, because the complete functionality required for brachytherapy is achieved only when these components are used in conjunction with one another. The customers cannot benefit from the hardware, software or services alone, but only upon the integration of software, hardware, installation and training. Typically, installation and training can be completed within two days after delivery. Revenue from sales of FTTPS is recognized at a point in time after the Company transferred control of the Company’s products and provided the services, generally upon the customer’s acceptance of the products and services. Beijing Feitian has not entered into any loss contracts to date.

In certain sales agreements, the Company provides an assurance-type warranty to the customers’ warranty. This type of warranty promises to repair or replace a delivered good or service if it does not perform as expected. Since an assurance-type warranty guarantees the functionality of a product, the warranty is not accounted for as a separate performance obligation, and thus no transaction price is allocated to it. Rather, to account for an assurance-type warranty the vendor should estimate and accrue a warranty liability when the promised products or service is delivered to the customer under ASC 460. Generally, the estimated claim rates of warranty are based on actual warranty experience or Company’s best estimate. There were no such reserves for the six months ended June 30, 2025 and 2026, because the Company’s historical warranty expenses were immaterial to the Company’s consolidated financial statements.

Sales of Medical Auxiliary Supplies:

The Company sells Medical Auxiliary Supplies to customers for the operation of FTTPS system. The promised goods are considered as a single performance obligation because the sales of Medical Auxiliary Supplies are independent and unrelated to sales of FTTPS. Revenue from sales of Medical Auxiliary Supplies is recognized at the point in time when the goods are delivered and the customer has accepted the delivery.

Disaggregated information of revenues by products:

Revenue

	Six Months Ended	Six Months Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Sales of FTTPS	$58,194	$71,153
Sales of Medical Auxiliary Supplies	9,313	29,753
Total revenues	$67,507	$100,906

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, share compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received. The Company amortized the share-based compensation expenses on a straight-line basis over the service period.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Foreign currency translation and transactions

The reporting currency of the Company is U.S. dollars (“$”) and the accompanying consolidated financial statements have been expressed in U.S. dollars. The Company’s principal country of operations is the PRC. The financial position and results of its operations are determined using the Chinese Yuan (“RMB”), the local currency, as the functional currency. The Company’s consolidated financial statements have been translated into the reporting currency U.S. dollars. The results of operations and the consolidated statements of cash flows denominated in foreign currency are translated at the average rate of exchange during the reporting period. Assets and liabilities denominated in foreign currencies at the balance sheet date are translated at the applicable rates of exchange in effect at that date. The equity denominated in the functional currency is translated at the historical rate of exchange at the time of capital contribution. Because cash flows are translated based on the average translation rate, amounts related to assets and liabilities reported on the consolidated statements of cash flows will not necessarily agree with changes in the corresponding balances on the consolidated balance sheets. Translation adjustments arising from the use of different exchange rates from period to period are included as a separate component of accumulated other comprehensive income included in consolidated statements of changes in shareholders equity. Gains and losses from foreign currency transactions and balances are included in the results of operations.

The following table outlines the currency exchange rates that were used in preparing the consolidated financial statements:

	June 30,	June 30,
	2025	2026
Period-end spot rate	$1 = RMB 7.1636	$1=RMB 6.7851
Average rate	$1 = RMB 7.2526	$1=RMB 6.8624

Statutory reserves

The Company is required to allocate at least 10% of its after-tax profit to the general reserve in accordance with the PRC accounting standards and regulations. The allocation to the general reserve will cease if such reserve has reached to 50% of the registered capital of respective company. These reserves can only be used for specific purposes and are not transferable to the Company in form of loans, advances, or cash dividends. There is no such regulation of providing statutory reserve in Hong Kong.

Segment reporting

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM), or decision making-group, in deciding how to allocate resources and in assessing performance.

In November 2023, FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which expands public entities’ segment disclosures, among others, requiring disclosure of significant segment expenses that are regularly provided to the CODM and included within each reported measure of segment profit or loss; an amount and description of its composition for other segment items; and interim disclosures of a reportable segment’s profit or loss and assets. This new guidance was effective for us beginning with the annual report for the year ended December 31, 2024, and applied retrospectively to all prior periods presented. The impact of the adoption of this guidance was not material to our financial position or results of operations, as the requirements impact only segment reporting disclosures in our notes to financial statements.

The Company operates as one operating and reportable segment. All of the Company’s long-lived assets, comprised of property and equipment, are based in China. All of the Company’s revenue was in China for the six months ended June 30, 2025 and 2026, based on the location of the customers.

The Company’s CODM is our Chief Executive Officer. Our CODM makes decisions on resource allocation, evaluates operating performance, and monitors budget versus actual results using net income (loss). There are no reconciling items or adjustments between segment income (loss) and net income (loss) as presented in our statements of operations. The CODM does not review assets in evaluating the segment results and therefore such information is not presented.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Certain Risks and Concentration

Exchange Rate Risks

The Company operates in the PRC, which may give rise to significant foreign currency risks mainly from fluctuations and the degree of volatility of foreign exchange rates between the USD and the RMB.

Currency Convertibility Risks

Substantially all of the Company’s operating activities are transacted in RMB, which is not freely convertible into foreign currencies. All foreign exchange transactions take place either through the People’s Bank of China or other banks authorized to buy and sell foreign currencies at the exchange rates quoted by the People’s Bank of China. Approval of foreign currency payments by the People’s Bank of China or other regulatory institutions requires submitting a payment application form together with other information such as suppliers’ invoices, shipping documents and signed contracts.

Concentration of Credit Risks

Financial instruments that potentially subject the Company to the concentration of credit risks consist primarily of cash. The Company places its cash in good credit quality financial institutions in mainland China and Hong Kong. The bank deposits, with financial institutions in mainland China and Hong Kong are insured by the government authorities up to RMB500,000 and HKD800,000 per bank, respectively, as of June 30, 2026. The concentration of credit risks with respect to accounts receivable is linked to the concentration of revenue. To manage credit risk, the Company performs ongoing credit evaluations of customers’ financial condition. Cash balances in bank accounts in mainland China are insured by the People’s Bank of China Financial Stability Department (“FSD”) where there is an RMB 500,000 ($73,691) deposit insurance limit for a legal entity’s aggregated balance at each bank.

As a result, the amounts not insured by the government authorities were $999,148 and $458,317 as of December 31, 2025 and June 30, 2026, respectively. As of June 30, 2026, substantially all of the Company’s cash were held by major financial institutions located in Hong Kong, which management believes are of high credit quality.

Risks and Uncertainties

The operations of the Company are located in the PRC. Accordingly, the Company’s business, financial condition, and results of operations may be influenced by political, economic, and legal environments in the PRC, as well as by the general state of the PRC economy. The Company’s results may be adversely affected by changes in the political, regulatory and social conditions in the PRC. Although the Company has not experienced losses from these situations and believes that it is in compliance with existing laws and regulations, including its organization and structure disclosed in Note 1, this may not be indicative of future results.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Major Customers

For the six months ended June 30, 2026, the Company’s top four customers accounted for approximately 31%, 23%, 21% and 18% of total revenues, respectively. For the six months ended June 30, 2025, the Company’s top two customers accounted for approximately 54% and 32% of total revenues, respectively. Except for the large customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s revenue for the six months ended June 30, 2026 and 2025.

As of June 30, 2026, the balance due from the top two customers accounted for approximately 48% and 15% of the Company’s total accounts receivable, respectively. As of December 31, 2025, the balance due from the top one customer accounted for approximately 33% of the Company’s total accounts receivable. Except for the customers mentioned above, no other customers of the Company individually contributed more than 10% of the Company’s accounts receivable as of June 30, 2026 and December 31, 2025.

Major Suppliers

For the six months ended June 30, 2026, four major suppliers accounted for approximately 39%, 24%, 20% and 10% of the total purchases, respectively. For the six months ended June 30, 2025, four major suppliers accounted for approximately 34%, 20%, 16% and 12% of the total purchases, respectively. Except for the principal suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s purchases for the six months ended June 30, 2026 and 2025.

As of June 30, 2026, the balance due to the top two suppliers accounted for approximately 69%, and 11% of the Company’s total accounts payable, respectively. As of December 31, 2025, one supplier accounted for the balance of all accounts payable. Except for the suppliers mentioned above, no other suppliers of the Company individually contributed more than 10% of the Company’s accounts payable as of June 30, 2026 and December 31, 2025.

3. SHORT-TERM INVESTMENT

The following table summarizes the fair value measurements of assets and liabilities that are measured at fair value on a recurring basis as of December 31, 2025 and June 30, 2026:

	Active Market for Identical Assets (Level 1)	Active Market for Identical Assets (Level 2)	Active Market for Identical Assets (Level 3)	Total Carrying Value
As of December 31, 2025
Short-term investment	-	1,435,901	-	1,435,901
Total	-	1,435,901	-	1,435,901

As of June 30, 2026
Short-term investment	-	1,435,901	-	1,435,901
Total	-	1,435,901	-	1,435,901

4. ACCOUNTS RECEIVABLE, NET

Accounts receivable, net consisted of the following:

	As of
	December 31,	June 30,
	2025	2026
		(Unaudited)
Accounts Receivable(i)	$454,766	$918,003
Allowance for current expected credit losses	(166,310)	(446,010)
Accounts receivable, net	$288,456	$471,993

(i)	All accounts receivables are mainly from sales of FTTPS.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

5. PREPAYMENT AND OTHER ASSETS

The prepayments, other current assets and non-current assets, consisted of the following:

	As of
	December 31,	June 30,
	2025	2026
		(Unaudited)
Current:
Advances for acquisition(a)	$-	$20,000,000
Prepayment(b)	682,372	883,567
Others	122,898	266,804
Prepayments and other current assets	$805,270	$21,150,371

Non-current:
Prepayment(b)	600,000	$23,529
Non-current assets	600,000	$23,529

(a)	Advances for acquisition represent deposits of US$20,000,000 paid to a third party in connection with the Company’s potential acquisition of equity interests in companies engaged in Medical Technology in Mainland China. As of the date of these unaudited interim condensed consolidated financial statements, no definitive agreement has been entered into, and the potential acquisitions remain subject to due diligence and negotiation. The deposits are fully refundable and the counterparties are not related parties of the Company. The Company assessed the recoverability of the deposits as of June 30, 2026 and concluded that no allowance was necessary.

(b)	Prepayments primarily represent advance payment for exploration of a new platform to meet customers’ requirements.

6. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill as of December 31, 2025 and June 30, 2026 by reporting segment are as follows:

	As of
	December 31,	June 30,
	2025	2026
Goodwill, net	$1,955,683	$977,842
Customer relationships, net	2,414,357	1,555,262
Total goodwill and intangible assets, net	$4,370,040	$2,533,104

We estimated the fair value of the reporting unit based on the present value of its estimated future cash flows. Our determination of fair value involved judgment and the use of estimates and significant assumptions related to projected revenue growth rates, projected EBITDA margins, and the discount rate used to calculate estimated future cash flows. We believe that our assumptions used in discounting future cash flows are appropriate.

Goodwill acquired in our 2025 acquisitions has expanded our portfolio of an integrated home health hub in the U.S. market and expanded our market opportunities, including addressing major challenges within home health, particularly for Medicaid populations, including the 125,000 preventable deaths annually resulting from missed medications, and the high rate of chronic conditions among Medicaid beneficiaries. Goodwill will not be amortized, but will be tested for impairment at least annually. For 2025 acquisitions, no goodwill will be deductible for tax purposes.

As of June 30, 2026, based on management’s assessment of the operating performance of iTonic Corporation, an impairment of goodwill in the amount of $977,841 and an impairment of customer relationship intangible assets of $718,258 were recognized.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

7. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities consisted of the following:

	As of
	December 31,	June 30,
	2025	2026
		(Unaudited)
Salary and welfare payables	$15,466	$12,363
Deposits from customers	48,088	26,529
Other tax payable	14,543	24,492
Service payable	35,546	36,704
Staff reimbursements	1,358	247
Total	$115,001	$100,335

8. LEASES

Operating leases as lessee

The Company’s leasing activities primarily consist of one operating lease for offices. ASC 842 requires leases to recognize right-of-use assets and lease liabilities on the balance sheet. The Company has elected an accounting policy to not recognize short-term leases (one year or less) on the balance sheet.

For the six months ended June 30, 2025 and 2026, the Company incurred operating lease expenses of $20,360 and $42,094, respectively. The operating lease expenses were charged to general and administrative expense.

In January 2026, Beijing Feitian signed a 3-year lease agreement with the lessor, Beijing Ruihengtai Park Management Service Co., Ltd., starting from April 20, 2026, with a quarterly rent of RMB82,589 (approximately $12,035).

Cash flow information related to operating leases consists of the following:

	For the six months ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Cash paid for amounts in the measurement of lease liabilities	$-	$11,041

9. SHORT-TERM BANK LOANS

Short-term bank loans represent amounts due to various banks maturing within one year. The principal of the borrowings is due at maturity. Accrued interest is due either monthly or quarterly. Short-term borrowings consisted of the following:

	As of
	December 31,	June 30,
	2025	2026
		(Unaudited)
Beijing Rural Commercial Bank(a)	$142,998	$147,382

(a)	(1) On March 22, 2024, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $136,999 (or RMB1,000,000) for the period from March 22, 2024 to March 22, 2025 with an annual interest rate of 4.95%. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans. On March 18, 2025, the Company repaid these loans.

(2) On March 18, 2025, the Company entered into a loan agreement with Beijing Rural Commercial Bank to obtain a loan of $147,392 (or RMB1,000,000) for the period from March 18, 2025 to March 18, 2026 with an annual interest rate of 4.95%. Subsequent to the original agreement, the parties amended the loan agreement to extend the maturity date to March 16, 2027. All other material terms, including the annual interest rate of 4.95%, remain unchanged. The Company is required to make monthly interest payment with principal due at maturity. Mr. Pengfei Zhang, a Director of the Company, guaranteed the repayment of these loans.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

10. INCOME TAX EXPENSE

The Company recorded income tax expense of nil for both the six months ended June 30, 2025 and 2026. The effective income tax rate of nil for both six months ended June 30, 2025 and 2026 was lower than the statutory income tax rate of 25.0%, primarily due to preferential tax rates and additional valuation allowances recorded.

11. RELATED PARTIES TRANSACTIONS AND BALANCES

The table below shows the major related parties and their relationships with the Company as of December 31, 2025 and June 30, 2026:

Name of related parties	Relationship with the Company
Mr. Jianfei Zhang(a)	Controlling shareholder and CEO of the Company
Mr. Pengfei Zhang(b)	Director of the Company

Balances with related parties

As of December 31, 2025 and June 30, 2026, the balances with related parties were as follows:

	As of
	December 31, 2025	June 30, 2026
Advance to related parties
Mr. Jianfei Zhang(a)	$16,203	$-
Due to related parties
Mr. Jianfei Zhang(a)	$-	$290,077

(a)	The Company maintains related-party advances with Mr. Jianfei Zhang, our CEO. Amounts due from Mr. Zhang represent funds advanced to him as petty cash for business-related expenses including business trips and other costs supporting business expansion. Amounts due to Mr. Zhang represent borrowings received from Mr. Zhang. All such related-party advances are non-interest bearing and have no fixed repayment terms.

(b)	Mr. Pengfei Zhang, a director of the Company, provided an unsecured personal guarantee to Beijing Rural Commercial Bank for the above-mentioned bank loan of the Company. The guarantee was maintained following the amendment of the loan agreement extending the maturity date to March 16, 2027. No consideration was received by Mr. Pengfei Zhang for providing such guarantee.

12. PRIVATE INVESTMENT IN PUBLIC EQUITY (“PIPE”) FINANCING

As of June 30, 2026, iTonic Holdings Ltd (the “Company”) completed a private-investment-in-public-equity (“PIPE”) financing pursuant to subscription agreements with multiple investors (the “PIPE Investors”). Under the PIPE transaction, the Company issued an aggregate of 100,000,000 Class A ordinary shares (the “PIPE Shares”), par value US$0.0001 per share, at a purchase price of US$0.20 per share, for aggregate gross proceeds of US$20,000,000.

The PIPE Shares are subject to a six-month lock-up period commencing on the share issuance date. The PIPE Shares were duly authorized by written resolutions of all directors of the Company dated April 16, 2026.

The Company has submitted the necessary Listing of Additional Shares Notification and other required filings to Nasdaq for the listing of the PIPE Shares.

The PIPE Shares were offered in reliance upon an exemption from registration under the Securities Act of 1933, as amended. As of June 30, 2026, the PIPE transaction had been closed, and the related share capital and additional paid-in-capital have been recognized in the condensed consolidated financial statements. Proceeds from the PIPE financing are intended for potential target acquisitions, working capital and general corporate purposes.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

13. SHAREHOLDER’S EQUITY

Ordinary shares

The Company’s authorized share capital is $50,000, divided into 500,000,000 ordinary shares consisting of 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares, par value $0.0001 per share. On March 23, 2023, the Company had 4,332,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. On September 6, 2024, the Company consummated the initial public offering of 2,250,000 Class A ordinary shares. On May 12, 2025, the Company issued 2,800,000 Class A ordinary shares under its 2025 Equity Incentive Plan. As of December 31, 2025, the Company had 9,382,000 Class A ordinary shares and 7,668,000 Class B ordinary shares, issued and outstanding, respectively. Holders of Class A ordinary shares and Class B ordinary shares vote together as one class on all matters submitted to a vote by the shareholders at any general meeting of the Company and have the same rights, except each Class A ordinary share is entitled to one (1) vote and each Class B ordinary share is entitled to twenty (20) votes. The Class A ordinary shares are not convertible into shares of any other class. Upon any direct or indirect sale, transfer, assignment or disposition, the Class B ordinary shares will be automatically and immediately convertible into Class A ordinary shares on a one-to-one basis.

Statutory reserves

The Company is required to make appropriations to certain reserve funds, comprising the statutory surplus reserve and the discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the PRC (“PRC GAAP”). Appropriations to the statutory surplus reserve are required to be at least 10% of the after-tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entity’s registered capital. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. The statutory reserve as determined pursuant to PRC statutory laws amounted to approximately $89,685 and $89,685 as of December 31, 2025 and June 30, 2026, respectively.

Share-based compensation

Grants and vesting:

On May 12, 2025, the Company granted and vested an aggregate of 1,800,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “First Grant”). Under the First Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on May 12, 2025.

On May 12, 2025, the Company granted and vested an aggregate of 1,000,000 of Class A ordinary shares to several service providers under its 2025 Equity Incentive Plan (the “Second Grant”). Under the Second Grant, the service providers are subject to provide services to the Company as independent consultants for a period of 24 months, commencing on December 1, 2025.

For the six months ended June 30, 2025 and 2026, the Company recognized $586,233 and $3,301,143 of share-based compensation expense, respectively, which are included in general and administrative expenses on the unaudited interim condensed consolidated statements of operations and comprehensive loss.

Restricted net assets

The Company’s ability to pay dividends is primarily dependent on the Company receiving distributions of funds from its subsidiaries. Relevant PRC statutory laws and regulations permit payments of dividends by Beijing Feitian only out of its retained earnings, if any, as determined in accordance with PRC accounting standards and regulations and after it has met the PRC requirements for appropriation to statutory reserves. Paid in capital of the PRC subsidiaries included in the Company’s consolidated net assets are also non-distributable for dividend purposes. The results of operations reflected in the accompanying consolidated financial statements prepared in accordance with U.S. GAAP differ from those reflected in the statutory financial statements of Beijing Feitian. The Company is required to set aside at least 10% of its after-tax profits each year, if any, to fund certain statutory reserve funds until such reserve funds reach 50% of its registered capital. In addition, the Company may allocate a portion of its after-tax profits based on PRC accounting standards to enterprise expansion fund and staff bonus and welfare fund at its discretion. The statutory reserve funds and the discretionary funds are not distributable as cash dividends.

As of December 31, 2025 and June 30, 2026, the Company had net assets restricted in the aggregate, which included additional paid-in capital and the statutory reserve of the Company’s PRC subsidiary that are included in the Company’s consolidated net assets, of approximately $709,286 and $1,672,114, respectively.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

14. EARNINGS (LOSS) PER SHARE

The following table sets forth the computation of basic and diluted income (loss) per ordinary share for the six months ended June 30, 2025 and 2026, respectively.

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Numerator:
Net loss attributable to ordinary shareholders	$(2,037,496)	$(6,782,691)
Denominator:
Weighted average number of ordinary shares outstanding – basic and diluted	15,008,011	71,746,133
Net loss per share – basic and diluted	$(0.136)	$(0.095)

15. COMMITMENTS AND CONTINGENCIES

The Company is subject to some legal proceedings in the ordinary course of its business with respect to its commercial relationships, all of which have been settled by the Company. In the opinion of management, such proceedings did not result in a material adverse effect on the Company’s financial condition.

The Company accrues for loss contingencies when it is deemed probable that a loss has been incurred and that loss is estimable. Other than the securities class actions described below, the Company does not believe there are any pending legal proceedings that would have a material impact on the Company’s financial position, cash flows or results of operations.

Securities Class Actions

The Company has been named as a defendant in two putative securities class actions: (the “Class Actions”). The Class Actions assert claims under the U.S. federal securities laws. The Company intends to defend the Class Actions vigorously. The Class Actions are at an early stage, and the Company is currently unable to predict their outcome or to reasonably estimate the possible loss or range of loss, if any. Accordingly, no accrual has been recorded for the Class Actions as of June 30, 2026.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2026 AND 2025

16. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through the date on which the unaudited interim condensed consolidated financial statements were issued. Except as described below, the Company did not identify any subsequent events that would have required adjustment to or disclosure in these unaudited interim condensed consolidated financial statements.

Securities Class Actions

Subsequent to June 30, 2026, the Company was named as a defendant in two putative securities class actions. See Note 15 for further information.

Share Consolidation

On September 9, 2026, the Company’s shareholders approved, at an extraordinary general meeting, a share consolidation pursuant to which every sixteen (16) issued and unissued Class A ordinary shares and Class B ordinary shares of par value US$0.0001 each will be consolidated into one (1) Class A ordinary share or Class B ordinary share, as applicable, of par value US$0.0016 each (the “Share Consolidation”). No fractional shares will be issued in connection with the Share Consolidation, and any fractional share that would otherwise result will be rounded up to the next whole share. Following the Share Consolidation, the Company’s authorized share capital will be increased to US$800,000 divided into 400,000,000 Class A ordinary shares and 100,000,000 Class B ordinary shares of par value US$0.0016 each. The Share Consolidation is expected to become effective at 12:01 a.m. Eastern Time on October 6, 2026.

Because the Share Consolidation will become effective after the date on which these unaudited interim condensed consolidated financial statements were issued, the share and per share data presented herein have not been retroactively adjusted to reflect the Share Consolidation.

17. UNAUDITED INTERIM CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The restricted net assets (as defined in Rule 1-02(dd) of Regulation S-X) of the Company’s consolidated subsidiaries did not exceed 25% of the Company’s consolidated net assets as of December 31, 2025. Accordingly, condensed financial information of the parent company is not required under Rule 5-04 of Regulation S-X. The following condensed financial information of the parent company is presented on a voluntary basis for supplemental information purposes only.

The Company did not pay any dividend to the shareholders for the periods presented. For presenting parent only financial information, the Company records its investment in its subsidiary under the equity method of accounting. Such investment is presented on the separate condensed balance sheets of the Company as “Investment in subsidiary” and the income of the subsidiary is presented as “Income from subsidiary”. Certain information and footnote disclosures are generally included in financial statements prepared in accordance with U.S. GAAP have been condensed and omitted.

UNAUDITED INTERIM CONDENSED BALANCE SHEETS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	December 31,	June 30,
	2025	2026
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	$1,179,880	$650,425
Financial assets held for trading	1,435,901	1,435,901
Advance to related party	19,964	19,964
Other current assets	530,000	20,606,000
Total Current Assets	$3,165,745	$22,712,290
Non-current assets
Investment in subsidiary	2,483,593	933,263
Other non-current assets	600,000	-
Total Non-current Assets	3,083,593	933,263
Total Assets	$6,249,338	$23,645,553
Liabilities and Equity
Current Liabilities
Accounts payable	55,336	-
Due to subsidiary	71,035	71,035
Total Current Liabilities	$126,371	$71,035
Total Liabilities	$126,371	$71,035
COMMITMENTS AND CONTINGENCIES
Shareholders’ Equity
*Class A ordinary shares, $0.0001 par value, 400,000,000 shares authorized, 9,382,000 and 109,382,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	$938	$10,938
*Class B ordinary shares, $0.0001 par value, 100,000,000 shares authorized, 7,668,000 shares issued and outstanding as of December 31, 2025 and June 30, 2026, respectively	767	767
Additional paid-in capital	11,700,497	34,991,640
Statutory reserves	89,685	89,685
Accumulated deficit	(5,620,752)	(11,476,168)
Accumulated other comprehensive loss	(48,168)	(42,344)
Total Shareholders’ Equity	$6,122,967	$23,574,518
Total Liabilities and Shareholders’ Equity	$6,249,338	$23,645,553

*	Giving retroactive effect to the re-denomination and nominal issuance of shares effected on March 23, 2023.

UNAUDITED INTERIM CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
General and administrative expenses	(1,825,351)	(3,773,685)
Research and development	$-	$(525,000)
Loss from operations	(1,825,351)	(4,298,685)
Other loss	27,204	(577)
Loss from subsidiaries	$(239,349)	$(2,483,429)
Net loss	$(2,037,496)	$(6,782,691)
Foreign currency translation adjustments	(1,346)	5,824
Comprehensive Loss	$(2,038,842)	$(6,776,867)

UNAUDITED INTERIM CONDENSED STATEMENTS OF CASH FLOWS

(All amounts are in USD, except for share and per share data, unless otherwise noted)

	Six Months	Six Months
	Ended	Ended
	June 30,	June 30,
	2025	2026
	(Unaudited)	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES
Net cash used in operating activities	$(2,715,600)	$(529,455)
Net cash used in investing activities	$(1,660,000)	$(20,000,000)
Net cash provided by financing activities	$-	$20,000,000
CHANGES IN CASH AND CASH EQUIVALENTS
Net decrease in cash and cash equivalents	$(4,375,600)	$(529,455)
Cash and cash equivalents at beginning of the period	6,052,260	1,179,880
Cash and cash equivalents at end of the period	$1,676,660	$650,425